May 23, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Ruairi Regan, Esq.

Re: Circle Energy, Inc.

Registration Statement on Form S-1

Filed April 13, 2022

File No. 333-263384

Dear Mr. Regan:

In connection with your comment letter dated April 27, 2022, to the registration statement on Form S-1/A (the “Registration Statement”) of Circle Energy, Inc. (the “Company”), I have been authorized to provide you with the following responses to the comments contained in your letter:

Amendment No. 1 to Registration Statement on Form S-1
General

1.We note your response to comment 1 stating that you do not believe you are a shell company because you intend to engage in the oil and gas business and you have devoted much time and effort to the development of your business, and stating that as a startup company, even one with a limited operating history, you do not fall within the definition of a shell company. The time spent in the development of your business does not appear to include any operating activities. While a startup may not necessarily be a shell company by virtue of having a limited operating history, it appears that you have no operating history regardless of your status as a startup. Furthermore, you appear to satisfy the definition of “shell company.” Given the nature of the activities you have described, we are unable to concur, without further analysis, that you are not a shell company. Accordingly, please revise your disclosure on the cover page to state that you are a shell company and add a risk factor that highlights the consequences of your shell company status, or provide further analysis as to why your activities to date would be deemed to be comparable to those of a startup company and therefore more than “nominal operations.”

SOUTH JORDAN | 1802 W. South Jordan Parkway, Suite 200 | South Jordan, Utah 84095 | 801.495.4104

Ruairi Regan, Esq.

May 23, 2022

RESPONSE:  As described in the updated and amended Registration Statement, the Company has continued to develop its business plan during this startup phase of its operations.  Using the funds secured from its initial financing, it has acquired its first interest in an oil and gas lease in Andrews County, Texas, and has entered into an arrangement with the party from whom the lease interest was acquired to develop an area of interest in the surrounding geographic region.  Further, the Company has registered with the Texas Railroad Commission to act as an operator of oil and gas properties in Texas.  The Company has also retained a petroleum engineer to provide an internal report on the acquired lease to evaluate the most efficient method of drilling the lease.  This activity, while limited, evidences the continued startup of the Company with the intent to continue to acquire oil and gas properties.  Management of the Company believes these activities would be comparable to any oil and gas startup company and therefore believe the Company should not be deemed a shell company.

2.We note your response to comment 1 stating that you believe you are not a blank check company. We are unable to concur, without further analysis, that you are not a blank check company. We note that in discussing the definition of a blank check company in the adopting release (No. 33-6932), the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” In view of the following, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:

•You are issuing penny stock;

•You have no operations, minimal assets, and no employees;

•You were formed "for the purpose of effecting a merger, share exchange, asset acquisition" or otherwise acquiring a business;

•You have not selected any specific business acquisition targets; and

•You will not commence operations until obtaining funding through this offering.

Please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

RESPONSE: Management of the Company does not believe the type of activities to date would be commensurate in scope with a blank check company.  The Company’s acquisition of its first oil and gas lease, engagement of a petroleum engineer to establish a plan to develop the lease, registration of the Company with the Texas Railroad Commission to act as an operator of oil and gas properties in Texas, and its arrangement to develop an area of interest with a third party to mutually develop surrounding geographic areas evidence the specific nature of the Company’s business plan.  While the acquisition of another company with oil and gas assets would be one of the methods of growth sought by the Company, it was not the purpose for which the Company was formed and is not the only or even the primary method of growth sought by management.  Further, while additional funding may be sought in the future, the Company plans to seek joint venture partners and use the funds on hand to commence development of its existing property.  For these reasons, the Company does not believe it fits within the definition of a blank check company under Rule 419.

With the development of the Company’s business plan and acquisition of its first oil and gas property, the Company significantly revised the Business section of the Registration Statement to disclose information about the lease, potential government regulations specific to it, and other areas of the

Ruairi Regan, Esq.

May 23, 2022

Business section needed to clarify the proposed development of the Company.  In addition, several risk factors have been revised or added, as appropriate.  Finally, unaudited financial statements for the first quarter ended March 31, 2022, have been added with this filing.

Please feel free to contact me if you have any further comments or questions.

Sincerely,

/s/ Ronald N. Vance

cc:  Lloyd T. Rochford, CEO

William R. Broaddrick, CFO

Haynie & Company, Certified Public Accountants